December 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Kartoon Studios, Inc.
Registration Statement on Form S-1
Filed September 27, 2024, as amended File No: 333-282385

Dear Ms. Wirth:

Kartoon Studios, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-282385), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Monday, December 16, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238 with any questions you may have concerning this request, and please notify Ms. Marlow when this request for acceleration has been granted.

Very truly yours,

KARTOON STUDIOS, INC.

By:	/s/ Andy Heyward
	Name:	Andy Heyward
	Title:	Chairman and Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP